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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

TransCommunity Financial Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
893548107
(CUSIP Number)
Paragon Associates and Paragon Associates II Joint Venture
500 Crescent Court, Suite 260
Dallas, Texas 75201
Tel. No.: (214) 871-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 3900
Dallas, Texas 75201-4618
(214) 969-2800
March 19, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	893548107

1	NAMES OF REPORTING PERSONS Paragon Associates and Paragon Associates II Joint Venture

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		445,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		445,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	445,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	893548107

1	NAMES OF REPORTING PERSONS Bradbury Dyer III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		445,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		445,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	445,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 2 (this “Amendment”) to Schedule 13D is being filed on behalf of a joint venture formed by (i) Paragon Associates, Ltd., a Texas limited partnership (“Paragon”), and (ii) Paragon Associates II, Ltd., a Texas limited partnership (“Paragon II”), and by Bradbury Dyer III (hereinafter referred to as “Mr. Dyer”). Mr. Dyer is the sole general partner of Paragon and Paragon II and is the authorized agent to the joint venture (hereinafter referred to as “Paragon JV.”). The Schedule 13D relates to shares of common stock, $0.01 par value (“Common Stock”), of TransCommunity Financial Corporation, a Virginia corporation (the “Issuer”). This Amendment modifies the original Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 9, 2005 as well as the first amendment to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on October 9, 2007.
Item 4. Purpose of the Transaction
The response to Item 4 of the Schedule 13D is amended and restated in its entirety as follows:
The Reporting Persons acquired the shares of Common Stock for investment, and the purchases of the shares of the Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for acquiring control of the Issuer. Depending on price, availability, market conditions and other factors that may affect their judgment, the Reporting Persons may acquire additional shares or dispose of any or all of their shares. The Reporting Persons do not intend to acquire the Issuer or to control the management and policies of the Issuer but may seek to influence the management and policies of the Issuer. The Reporting Persons intend to evaluate on an ongoing basis the Reporting Persons’ investment in the Issuer and their options with respect to such investment. In connection with that evaluation, the Reporting Persons may seek to meet with the board of directors and/or members of senior management of the Issuer or communicate publicly or privately with other stockholders or third parties to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally. As part of any such discussions, the Reporting Persons may make recommendations, including but not limited to changes in the strategic direction of the Issuer as a means of enhancing shareholder value.
On October 9, 2007, Mr. Dyer sent a letter to the board of directors of the Issuer (the “Board”) informing the Board that the Reporting Persons intend to vote against the proposed merger between the Issuer and Community Bankers Acquisition Corp.
On March 19, 2008, Mr. Dyer sent a letter to the Board informing the Board that in light of the changed circumstances since the letter of October 9, 2007, the Reporting Persons intend to vote in favor of the proposed merger between the Issuer and Community Banker’s Acquisition Corp.
The text of the letter of March 19, 2008, a copy of which is filed as an exhibit to this Amendment, is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
The response to Item 5(a) is amended and restated in its entirety as follows:
(a) As of March 21, 2008, Paragon JV, by virtue of carrying out the purposes of Paragon and Paragon II per the joint venture agreement of Paragon JV, a copy of which is herewith filed as Exhibit 1 and incorporated herein by reference, beneficially owns 445,000 shares of Common Stock, which represents 9.7% of the Issuer’s outstanding shares of Common Stock, and Mr. Dyer, as the general partner of Paragon JV, beneficially owns 9.7% of the Issuer’s outstanding shares of Common Stock. The percentage of ownership of the Reporting Persons, as reported in this Amendment, was calculated by dividing (i) the number of shares of Common Stock beneficially owned by each Reporting Person as of March 21, 2008 as set forth in this Schedule 13D, by (ii) the 4,566,741 shares of Common Stock outstanding as of November 2, 2007, based upon the Issuer’s representation contained in the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 5, 2007. Mr. Dyer does not have direct beneficial ownership of the 445,000 shares of the Issuer’s Common Stock; however, Mr. Dyer, as sole general partner of Paragon and Paragon II, and as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

The response to Item 5(b) is amended and restated in its entirety as follows:
(b) Paragon JV and Mr. Dyer have the sole power to vote or direct the vote of and dispose or direct the disposition of a total of 445,000 shares of Common Stock of the Issuer.
The filing of this statement on Schedule 13D shall not be construed as an admission that Mr. Dyer is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 445,000 shares of Common Stock owned by Paragon JV. Pursuant to Rule 13d-4, Mr. Dyer disclaims all such beneficial ownership.
Item 7. Material to be Filed as Exhibits.
Item 7 is amended by adding the following:
Exhibit 5   Letter dated March 19, 2008 from Bradbury Dyer III to the Board of Directors of the Issuer

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 21, 2008

Paragon Associates and Paragon Associates II Joint Venture

By:	/s/ Bradbury Dyer III

Bradbury Dyer III, Authorized Agent

/s/ Bradbury Dyer III
Bradbury Dyer III

EXHIBIT INDEX

Exhibit 5	Letter dated March 19, 2008 from Bradbury Dyer III to the Board of Directors of the Issuer